Associated Materials, LLC

3773 State Road

Cuyahoga Falls, OH 44223

(330) 929-1811

January 22, 2010

VIA EDGAR AND FACSIMILE TRANSMISSION

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Pamela A. Long, Assistant Director Edward M. Kelly, Senior Counsel

	Re:	Associated Materials, LLC and Co-Registrants Registration Statement on Form S-4 (File No. 333-163382)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Associated Materials, LLC and Associated Materials Finance, Inc., as co-issuers, and Gentek Holdings, LLC and Gentek Building Products, Inc., as subsidiary guarantors (collectively, the “Registrants”), respectfully request the acceleration of the effectiveness of the above-referenced Registration Statement (the “Filing”), so as to become effective at 10:00 a.m. (EST) on January 26, 2010, or as soon as possible thereafter.

The Registrants hereby acknowledge that:

•

Should the United States Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Registrants from their full responsibility for the accuracy and adequacy of the disclosure in the Filing; and

•

The Registrants may not assert Staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Joerg H. Esdorn (212-351-3851) of Gibson, Dunn & Crutcher LLP with any questions or comments concerning this letter.

Kind Regards,

/S/ STEPHEN E. GRAHAM
Stephen E. Graham Vice President – Chief Financial Officer, Treasurer and Secretary

cc:    Joerg H. Esdorn, Gibson, Dunn & Crutcher LLP